Exhibit 10.38
November 16, 2009
Jennifer M. Reinke
[Address]
Dear Jennifer:
     Tollgrade Communications, Inc. (“Tollgrade”) considers the stability of its executive management team to be essential to Tollgrade’s best interests. This severance agreement (the “Agreement”) describes the severance compensation which Tollgrade agrees will be provided to you in the event your employment with Tollgrade is terminated under the circumstances described below. This Agreement will remain in effect for a period of two (2) years from the date signed by you below.
     1. Consideration. In consideration of your promotion to General Counsel for Tollgrade, your increased annual salary, and the mutual agreements of the parties set forth herein, the parties, intending to be legally bound, understand and agree to enter this Agreement.
     2. At-will Employment. Notwithstanding any provisions of this Agreement, any offer letter, confidentiality agreement, or other document that you sign in connection with your employment, your employment at Tollgrade is and continues to be “at-will” employment and may be terminated at any time with or without cause or notice. This Agreement does not constitute or create a contract or commitment for your employment with Tollgrade for any fixed term.
     3. Scope of Agreement. This Agreement is not intended to supersede the terms of any offer letter, confidentiality agreement, non-competition agreement, or other document which you sign or have signed in connection with your employment with Tollgrade, except insofar as such document deals with severance pay (e.g., in the event the terms of any offer letter conflict with the terms of this Agreement the terms of this Agreement shall control).
     4. Separation Benefits. In the event that your employment with Tollgrade is terminated Without Cause (as defined herein), you shall be, contingent upon the execution of a general release of any and all claims against Tollgrade, entitled to the following:
     (a) Severance Pay, in the amount of six (6) months of your Base Salary (as defined herein), net of any applicable taxes and other lawful deductions or withholdings. Said Severance Pay is to be paid in one (1) lump sum on Tollgrade’s next regularly scheduled pay date following your last date of employment that follows the expiration of the time periods provided for your review and revocation of the release of claims provided to you by Tollgrade, which shall not exceed, in the aggregate, twenty-eight (28) days or such longer period as is required by statute.
     (b) Outplacement Services as appropriate for your position. The specific outplacement services to be provided to you shall be determined by Tollgrade in its reasonable discretion, consistent with the foregoing sentence.

     (c) The provision of certain Employee Benefits. From the date of termination and continuing for six (6) months following your date of termination, you shall be entitled to continue to receive the same or reasonably equivalent medical, dental and vision insurance benefits provided by Tollgrade to you as of your date of termination, as though you had remained in the employment of Tollgrade for such period. If for any reason, whether by law or provisions of Tollgrade’s employee benefit plans or otherwise, any benefits to which you would be entitled under the foregoing sentence cannot be provided to you, then Tollgrade hereby agrees to pay the actual cost of COBRA coverage for said period, not to exceed six (6) months following the date of termination of your employment. After that time, you will be responsible to pay the total cost of COBRA if you choose to continue COBRA coverage. Tollgrade shall not be required to pre-fund its obligation to pay for COBRA coverage for said period. Notwithstanding the foregoing, to the extent Tollgrade reasonably requests you to elect COBRA continuation coverage during such period to enable Tollgrade to continue providing coverage as required hereunder, you shall timely do so. If you fail to timely elect COBRA coverage, Tollgrade is released of its obligations under this Section 4(c) of this Agreement. If you are not eligible for COBRA coverage for any reason, Tollgrade hereby agrees to pay the actual cost of conversion coverage for said period, not to exceed six (6) months following the date of termination of your employment. After that time, you will be responsible to pay the total cost of coverage. If you fail to timely elect conversion coverage, Tollgrade is released of its obligations under this Section 4(c) of this Agreement.
     5. Definition of “Base Salary.” For purposes of this Agreement, the term “Base Salary” means the highest annual base salary you received during the 24 months preceding your termination date, excluding bonuses, commissions and other similar payments.
6. Definition of “Cause.” For purposes of this Agreement, termination of your employment for “Cause” shall be limited solely and exclusively to any of the following grounds:
(a) Fraud, misappropriation, theft, embezzlement or other willful and deliberate acts of similar dishonesty;
(b) Conviction of, or a plea of guilty or nolo contender to, a felony or a crime involving moral turpitude;
(c) Illegal use of drugs in the workplace;
(d) Intentional and willful misconduct that subjects the Corporation to criminal liability or material civil liability;
(e) Willful and deliberate breach of the Executive’s duty of loyalty, including, but not limited to, the diversion or usurpation of corporate opportunities properly belonging to the Corporation;
(f) Willful and deliberate disregard of the Corporation’s policies and procedures in any material respect;
(g) Material breach or violation of the Corporation’s Code of Ethics for Senior Executive and Financial Officers or a material breach or violation of the Corporation’s Code of Business Conduct and Ethics, if applicable:
(h) Willful and deliberate breach or violation of any of the material terms of this Agreement, including but not limited to, the covenants and restrictions set forth in this Agreement;

(i) Willful and deliberate insubordination, willful and deliberate refusal to perform, or willful gross neglect in the performance of, his/her duties or responsibilities, or willful and deliberate refusal to follow the proper instruction of the Corporation, if any; or
(j) Failure of the Executive to fully cooperate as directed by the Corporation in any action, litigation, investigation or other proceeding brought before or by any Governmental Authority.
     7. Definition of “Without Cause.” For purposes of this Agreement, “Without Cause” shall mean any reason for terminating your employment with Tollgrade other than for “Cause,” as defined herein.
     8. No Obligations Hereunder If Your Employment Is Terminated For Cause. If your employment is terminated for Cause, Tollgrade shall have no obligations to you under this Agreement.
     9. Notices. For the purposes of this Agreement, notices and all other communications provided for in the Agreement shall be in writing and shall be deemed to have been duly given when delivered personally, sent by courier or mailed by United States certified or registered mail, return receipt requested, postage prepaid. All notices to Tollgrade shall be directed to the attention of the Chief Executive Officer of Tollgrade with a copy to the Vice President, Human Resources of Tollgrade. All notices to you may be delivered to your last-known address as maintained by Tollgrade and you are responsible for maintaining the accuracy of that address.
     10. Successors; Binding Agreement.
     (a) This Agreement shall inure to the benefit of, and be binding upon, any corporate or other successor or assignee of Tollgrade which shall acquire, directly or indirectly, by merger, consolidation or purchase, or otherwise, all or substantially all of the business or assets of Tollgrade. Tollgrade shall require any such successor to expressly to assume and agree to perform this Agreement in the same manner and to the same extent as Tollgrade would be required to perform if no such succession had taken place.
     (b) This Agreement shall inure to the benefit of and be enforceable by your personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees. If you should die after termination of employment where any amount would still be payable to you hereunder if you had continued to live, all such amounts, unless otherwise provided herein, shall be paid in accordance with the terms of this Agreement to your estate.
     11. No Waiver or Modification. No provision of this Agreement may be modified, waived, or discharged unless such modification, waiver, or discharge is agreed to in a writing signed by you and an authorized officer of Tollgrade that expressly references this letter agreement. No waiver by either party hereto at any time of any breach by the other party hereto of, or of compliance with, any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of such provision or of similar or dissimilar provisions or conditions at the same, or at any prior or subsequent time.
     12. Payment of Final Pay. Nothing herein shall modify Tollgrade’s rights regarding the final payment of monies to you upon your termination of employment such as accrued by unpaid salary, any vacation pay and other cash entitlements which may have been accrued by you as of your termination date.

     13. Entire Agreement. This Agreement represents the entire agreement and understanding between the parties as to the subject matter hereof and supersedes all prior contemporaneous agreements, whether written or oral as to its subject-matter. You agree that you have not relied upon any oral representations that are not contained in this Agreement.
     14. Severability; Validity. If any provision of this Agreement shall be held invalid, illegal or unenforceable in any jurisdiction, for any reason, then, to the fullest extent permitted by law: (a) all other provisions hereof shall remain in full force and effect in such jurisdiction and shall be liberally construed in order to carry out the intent of the parties hereto as nearly as may be possible, (b) such invalidity, illegality or unenforceability shall not affect the validity, legality or enforceability of any other provision hereof, and (c) any court or arbitrator having jurisdiction thereover shall have the power to reform such provision to the extent necessary for such provision to be enforceable under applicable law.
     15. Governing Law and Jurisdiction. This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania, without regard to conflicts of laws principles. You hereby irrevocably submit to the personal jurisdiction of the United States District Court for the Western District of Pennsylvania or the Court of Common Pleas of Allegheny County, Pennsylvania in any action or proceeding arising out of or relating to this Agreement, and that all claims in respect of any such action or proceeding may be heard and determined in either such court. In no event shall California law apply to this Agreement.
     16. Employment Taxes. All payments made pursuant to this Agreement shall be subject to withholding of applicable income and employment taxes. If any payment due you pursuant to this Agreement results in a tax being imposed pursuant to Section 4999 of the Internal Revenue Code of 1986, as amended (“Section 4999”), then Tollgrade shall reduce the total payments payable to you to the maximum amount payable without incurring the Section 4999 tax.
     17. Covenant Not to Compete. You covenant and agree that if you receive payment under this Agreement, then during the Restricted Period (as defined below), you shall not in the United States of America, directly or indirectly, whether as principal or as agent, officer, director, employee, consultant, shareholder or otherwise alone or in association with any other person, corporation or other entity, engage or participate in, be connected with, lend credit or money to, furnish consultation or advice or permit your name to used in connection with, any Competing Business (as defined below). “Restricted Period” shall mean the period of time during which you receive a payment of severance hereunder following the termination of your employment with Tollgrade, plus any amount of time during such period during which you are in violation of this provision. “Competing Business” shall mean any person, corporation or other entity engaged in the business of selling or attempting to sell any product or service which competes with (i) products or services sold by Tollgrade within the two years prior to termination of your employment or (ii) new products of Tollgrade with respect to which, at the date of your termination, we had allocated engineering resources to develop such new products.
     18. Section 409A Compliance. It is intended that any payments due to you hereunder will not be subject to Section 409A of the Internal Revenue Code of 1986, as amended (“Section 409A”). However, to the extent it is determined that payment under this Agreement would violate the six-month delay requirement of Section 409A, any payment that otherwise would have been made during the six-month period will be paid in a single sum on the first day of the seventh month following the date of such separation from service.
     19. Precedence. This Agreement is not intended to establish and does not establish a practice or policy for the treatment of any other employees with respect to severance or any other matter.

     20. Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together will constitute one and the same instrument.
     If you would like to enter into this Agreement, kindly sign and return to Tollgrade the enclosed copy of this letter, which will then constitute our agreement on this subject.

Very truly yours,

TOLLGRADE COMMUNICATIONS, INC.

By:	/s/Joseph Ferrara

Name:	Joseph Ferrara
Title:	CEO & President
Date:	11/17/09

AGREED:

/s/Jennifer M. Reinke

Jennifer M. Reinke

Date:	11/17/09